UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ENDI CORP.

Full Name of Registrant

Enterprise Diversified, Inc.

Former Name if Applicable

2400 Old Brick Road, Suite 115

Address of Principal Executive Office (Street and Number)

Glen Allen, Virginia 23060

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ENDI Corp. (the “Company”) is not able to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 (the “Form 10-Q”) without unreasonable effort or expense as a result of its recently completed business combination pursuant to that certain Agreement and Plan of Merger (as amended, the “Merger Agreement”) by and among the Company, Enterprise Diversified, Inc. (“Enterprise Diversified”), Zelda Merger Sub 1, Inc. (“First Merger Sub”), Zelda Merger Sub 2, LLC (“Second Merger Sub”), CrossingBridge Advisors, LLC (“CrossingBridge”), and Cohanzick Management, LLC as more fully described below.

Pursuant to the Merger Agreement, among other things, on August 11, 2022, Enterprise Diversified merged with First Merger Sub, a wholly-owned subsidiary of the Company, with Enterprise Diversified being the surviving entity (the “First Merger”) and CrossingBridge merged with Second Merger Sub, a wholly-owned subsidiary of the Company, with CrossingBridge being the surviving entity (the “Second Merger” and, together with the First Merger, the “Merger”). As a result of the consummation of the Merger, Enterprise Diversified and CrossingBridge now operate as wholly-owned subsidiaries of the Company.

As a result of the Merger occurring after June 30, 2022, the Company needs to include relevant disclosures with respect to the consummation of the Merger in the Form 10-Q which requires resources, including management’s attention. Notwithstanding the foregoing, the Company intends to file the Form 10-Q by the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Alea Kleinhammer	(434)	336-7737
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒  Yes ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐  Yes ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ENDI Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 15, 2022	By:	/s/ Alea Kleinhammer
		Name:	Alea Kleinhammer
		Title:	Chief Financial Officer